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                            August 5, 2022

       Eli Spiro
       Chairman and Chief Executive Officer
       CleanTech Acquisition Corp.
       207 West 25th Street, 9th Floor
       New York, NY 10001

                                                        Re: CleanTech
Acquisition Corp.
                                                            Amendment No. 8 to
                                                            Registration
Statement on Form S-4
                                                            Filed August 2,
2022
                                                            File No. 333-262431

       Dear Mr. Spiro:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2022 letter.

       Amendment No. 8 to Form S-4 filed on August 2, 2022

       General

   1. We note your response to prior comment 2 advising that "the RaaS model will have commenced by the end of
2022 but will not be considered as having been    fully
                                                        commenced    at the
anticipated market rate for the production Nauticus Fleet assets." As such, revise throughout
the filing to remove any suggestion that the RaaS model will have
                                                        "fully commenced" by
the end of 2022. For example, on page 27 you state that the "RaaS model is anticipated to
fully commence in late 2022 after the delivery of additional vehicles to increase
the fleet size and after their respective commissioning." Further, revise to disclose that
the RaaS pricing will commence at a rate lower than the $40,000
 Eli Spiro
CleanTech Acquisition Corp.
August 5, 2022
Page 2
      per day currently disclosed, and clarify, if true, that the $40,000 per day rate will be implemented once the vehicles currently in production are delivered and commissioned.
2. We note your disclosure on page 123 that the "Nauticus Fleet is expected to be commissioned and in the field by early 2023, with the underlying Aquanauts and
      Hydronauts being delivered by the end of the fourth quarter 2022." However, your disclosure on page 25 states that Nauticus has one existing Hydronaut currently fulfilling charter days and two more Hydronauts in production, which "were expected to be completed during the first quarter of 2023" but are now delayed to "early 2023" due to supply chain issues. If you do not expect the delivery of additional Hydronauts in 2022, please revise your disclosure on page 123 or advise. Additionally, to the extent known, specify whether you expect the additional Hydronauts to be delivered in the first or second quarter of 2023.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameEli Spiro
                                                           Division of
Corporation Finance
Comapany NameCleanTech Acquisition Corp.
                                                           Office of Technology
August 5, 2022 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName